EXHIBIT 12

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

	Three months ended		Year ended March 31,
	June 30, 2004(1)		2004	2003	2002	2001	2000
			(In thousands)
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(5,774)		$42,236	$67,458	$60,074	$37,511	$20,483

Plus fixed charges	6,494		18,576	16,931	23,060	34,914	34,820

Plus amortization of capitalized interest
Plus distributed income of equity investees

Plus registrant’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges
Less interest capitalized
Less preference security dividend requirements of consolidated subsidiaries
Less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges

Total earnings, before fixed charge addition	$720		$60,812	$84,389	$83,134	$72,425	$55,303

COMPUTATION OF FIXED CHARGES

Interest expensed and capitalized	6,244		17,576	15,922	22,153	33,576	33,720
Plus amortized premiums, discounts and capitalized expenses related to indebtedness
Plus an estimate of the interest within rental expense	250		1,000	1,009	907	1,338	1,100
Plus preference security requirements of consolidated subsidiaries
Total fixed charges	$6,494		$18,576	$16,931	$23,060	$34,914	$34,820

Total earnings and fixed charges

Ratio	0.11	(2)	3.27	4.98	3.61	2.07	1.59

(1)	We have not included in fixed charges an early redemption fee of approximately $1.0 million related to the redemption of our 8 7/8% senior notes in May 2004.
(2)	The earnings are inadequate to cover fixed charges and $5.7 million is the deficiency to provide for a coverage ratio of one-to-one.